SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Release
For further information please contact:
Geraldo Travaglia
Lucas Melo
Julia Reid
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP  05423-901
Phone.: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail:investor.relations@unibanco.com.br

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2003

(São Paulo, Brazil, May 12, 2003) – Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the first quarter 2003.

Profitability

  Net income for 1Q03 reached R$218 million, a similar level to the same period of last year. Operating income amounted to R$458 million, reflecting a 17.1% growth compared to 1Q02. The chief drivers of this growth were higher service revenues, expense controls and lower provision expenses, especially at the consumer credit and credit card companies.

  Earnings per 1000 shares stood at R$1.58 in 1Q03. Stockholders’ equity stood at R$6.7 billion in March 2003, an increase of 6.6% over the last 12 months. Book value per 1000 shares reached R$48.69 at the end of the period.

  The 1Q03 annualized return on average equity (ROAE) was 13.8%, while the annualized return on average assets (ROAA) was 1.2%.

  If one were to disregard the impact of the goodwill paid in acquisitions made by Unibanco, net income would have been R$229 million in 1Q03. Stockholders’ equity, excluding goodwill to be amortized, would have been R$5.3 billion, resulting in a ROAE of 18.9% in 1Q03.

Assets, Funding and Capital Adequacy

  Total assets on March 31, 2003 at R$70,014 million, increased by 18.6% over the last twelve months. R$25,708 million of Unibanco’s assets were loans, R$18,534 million were marketable securities, primarily federal government securities and R$8,306 million were interbank investments.

  The credit portfolio including guarantees reached R$25,991 million in March 2003, down 2.8% in the last 3 months and up 2.8% vs. March 2002. Unibanco again improved its deposits to loans ratio from 77.5% in March 2002 to 97.9% in March 2003.

  At the end of March 2003 the consolidated allowance for loan losses balance totaled R$1,458 million. Total provisions relative to loans were 5.6% at the end of 1Q03. These provisions were:

    R$527 million or 36.1% of the total, under Resolution 2682, related to overdue credits;

    R$760 million or 52.1% of the total, for the different levels of credit risk, under Resolution 2682, related to credits to mature;

    R$171 million based on more conservative percentages than those required by the Regulatory Authority.

  The 1Q03 coverage ratio of provisions to past-due credits in the D to H portfolio improved relative to the same period of the previous year, to 112.4% from 95.1%. The non-accrual portfolio relative to the total loan portfolio also improved significantly if compared to the same period of last year, to 4.4% from 5,5%.

  In March 2003, Unibanco’s overall funding reached R$76,149 million, including R$19,691 million in funds under management, down 6.1% over the past three months, in line with the industry performance, and up 14,3% over the last twelve months. In the quarter, funds under management increased by 7.1%.

  In 2003, Unibanco issued seven Eurobonds in the international market to date. The last three were not included in the books for 1Q03. Total volume was some US$640 million. A factor that stood out during this period was the decreasing cost of these issues, mirroring the perception of sovereign risk. The funds resulting from these operations will be used to finance the bank’s clients in Brazil and abroad.

  The Basle capital adequacy ratio stood at 16.2% in March 2003, well above the minimum required by the Brazilian Central Bank of 11%.

Results Highlights

  Revenues from financial intermediation in 1Q03 of R$2,843 million, rose 8.8% vs. the same period last year. Profit from financial intermediation increased by 7.0% Y-o-Y.

  In the 1Q03, total fees amounted to R$646 million, a 8.0% increase when compared to 1Q02. 1Q03 banking fees, of R$348 million, grew by 20.0% over the same period of last year. This growth was due to the increase in Unibanco’s customer base and in the client activation ratio as well as in the number of products per client.

  1Q03 total personnel and administrative expenses reached R$1,062 million, up 4.5% vs. 1Q02, well below the period’s inflation according to IPC-A which stood at 16.6%. Compared to 4Q02, total expenses posted a 1.0% drop.

  The percentage of personnel and administrative expenses covered by fees stood at 60.8% in 1Q03 vs. 58.9% in the same period last year. This indicator has been improving consistently over the last few years, thanks to the cost reduction and organic growth programs.

The Brazilian Economy

The confidence crisis that struck the Brazilian economy in the second half of 2002 visibly abated during the first quarter of the year. Thanks to a sensible economic policy, underscored by the announcement of an even more severe fiscal adjustment and of a tight monetary policy designed to curb inflation, the perception of the country’s risk level dropped. This was reflected in a reduction of the Brazil risk from some 1,500 points down to 1,000 points during this period, which in turn drove a substantial revaluation of the local currency, from R$3.53/US$ at the end of 2002 to R$3.35/US$ at the end of March 2003.

Progress continued throughout April, as reflected in the country risk’s dropping to the 800-850 point range, and in a further revaluation of the real to an exchange rate below R$3.00/US$, the month’s closing rate having been slightly above R$2.90/US$. Additionally, the federal government tapped the international capital market in April, by issuing US$1 billion in bonds at a rate of 783 points above US Treasury securities. Completing the good news cycle, the text of the proposed social security and tax reforms reached congress in late April. Even if these reforms fail to be the final word on these subjects, they undoubtedly represent major progress, in addition to providing a platform for further changes in the tax and social security systems in the future.

Inflation has been trending down, having reached an average of 1.7% per month during the first quarter, vs. some 2.1% per month during the fourth quarter of 2002. Although this is a positive indicator, the sluggish speed of the inflation’s downturn continues to give rise to concern and justifies caution in the conduct of monetary policy. Thus, industrial activity also fell during the period, its February level having been roughly 0.6% lower than it was in last December. On the other hand, external accounts continued on the road to satisfactory adjustment, reflected in a US$5.4 billion trade balance surplus for the first quarter of the year (vs. US$1 billion for the same period last year), whereas the current account has accrued a US$82 million surplus, vs. a US$3.3 billion deficit in the first quarter of 2002. The capital account also improved, although less dramatically, as reflected for instance by an expansion of the order of US$243 million in trade financing lines.

Even though these indicators made good progress, the environment was not suitable for credit growth. The total volume of credit at the end of March vs. the same period last year rose by only 13.5% (less than inflation), of which 8.0% in the private financial system and 23.2% in the public financial system. In the quarter, the volume of total credit rose a modest 0.6%.

Net Income and Stockholders’ Equity

Unibanco

In 1Q03, Unibanco’s net profit reached R$218 million, a similar level to the same period of last year. Operating income amounted to R$458 million, reflecting a 17.1% growth compared to the 1Q02. The chief drivers of this growth were higher service revenues, expense controls and lower provision expenses, especially at the consumer credit and credit card companies.

Stockholders’ equity stood at R$6,717 million in March 2003, an increase of 2.4% when compared to December 2002 and 6.6% vs. March 2002.

If one were to disregard the impact of the goodwill paid in acquisitions made by Unibanco, net income would have been R$229 million in 1Q03. Stockholders’equity, excluding goodwill to be amortized, would have been R$5.3 billion, resulting in a ROAE of 18.9% in 1Q03.

The table below shows Unibanco’s consolidated profitability:

Profitability	1Q03	4Q02	1Q02	2002
Annualized return on average equity (%)	13.8	17.8	15.1	16.0
Annualized return on average equity excluding goodwill (%)	18.9	25.0	21.5	22.1
Annualized return on average assets (%)	1.2	1.4	1.6	1.5
Earnings per 1000 shares (R$)	1.58	1.92	1.60	7.29
Earnings per GDS (R$) (1)	1.59	1.90	1.60	7.25
Book value per 1000 shares (R$)	48.69	47.34	45.48	47.34

(1) Each Global Depositary Share (GDS) traded abroad (NYSE:UBB) corresponds to 500 units.
Each unit consists of one Unibanco preferred share plus one Unibanco Holdings preferred B share.

Unibanco Holdings

Unibanco Holdings’ net income in March 2003 totaled R$132 million, resulting in earnings per 1000 shares of R$1,59. Stockholders’ equity in the same period reached R$4.1 billion. The annualized ROAE for the period was 13.9%, while the book value per 1000 shares reached at R$48.72.

Assets

Unibanco’s consolidated total assets reached R$70,014 million on March 31, 2003, representing a decrease of 7.1% for the quarter and a growth of 18.6% Y-o-Y. Of this total, R$25,708 million were loans, R$18,534 million were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$8,306 million were interbank investments. The main change in assets consisted of a reduction in interbank liquidity investments due to the Central Bank request that the bank act as its dealer for an amount of R$ 8 billion on December 31, 2002. The bank was not operating as a Dealer on March 31, 2003.

Securities Portfolio

The following table shows the securities portfolio classification and the impacts of 1Q03 marked-to-market adjustments:

R$ million

Classification of Securities	Book Value	% of Portfolio
Trading	5,482	30%
Available for sale	6,458	36%
Held to maturity	6,230	34%
Total	18,170	100%

R$ million

Classification of Securities and Derivatives	Market Value Adjustment to Income Statement 1Q03	Market Value Adjustment to Equity 1Q03
Trading	140	-
Available for sale	-	97
Held to maturity	-	-
Total securities	140	97

Derivatives	(106)	(16)

Total	34	81

Note: Net of taxes and minority interest.

Derivative financial instruments, adjusted as per Central Bank of Brazil Circular Letter 3082, produced adjustments net of taxes and minority interest during the quarter, of negative R$106 million and R$16 million in income and net equity, respectively.

Securities held to maturity, represented largely by securities indexed to the foreign exchange rate, posted a drop in their balances due to the 5.1% appreciation of the real during the quarter. The following table demonstrates the changes in the securities portfolio during the period:

R$ million

Changes in Securities Portfolio	Balance Dec-02	Change in Foreign Exchange	Interest	Maturity(1)	Purchases	Sales	Balance Mar-03
Trading	5,142	(101)	221	(189)	2,695	(2,341)	5,427
Available for sale	6,800	(123)	307	(294)	788	(892)	6,586
Held to maturity	6,610	(334)	147	(378)	185	-	6,230

Total	18,552	(558)	675	(861)	3,668	(3,233)	18,243

(1) Interest payments and redemptions at maturity.

Trading securities are acquired with the purpose of being actively and frequently traded. They are accounted for at their acquisition cost plus interest earnings and adjusted to market value, with the unrealized profit and losses being recognized in the period’s income statements. The following table shows such securities’ balance on March 31 2003:

R$ million

Trading Securities	Amortized Cost	Market Value Adjustment(1)	Market Value
Federal government	3,724	55	3,779
Financial Treasury Bills (LFT)	1,209	-	1,209
Treasury Bills (LTN)	474	(1)	473
Central Bank Notes (NBC)	1,034	38	1,072
Treasury Notes (NTN)	1,007	18	1,025

Mutual funds	1,447	-	1,447

Others	256	-	256

Total	5,427	55	5,482
Tax credit		(19)
Total (-) tax credit		36

(1) Adjustment to income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. They are accounted for at their acquisition cost plus earnings, which are recognized in the period’s income and adjusted to market value in a stockholders’ equity account. The following tables show their balance on March 31 2003:

R$ million

Securities Available for Sale	Amortized Cost	Market Value Adjustment(1)	Market Value
Federal government	2,044	(23)	2,021
Financial Treasury Bills (LFT)	671	(13)	658
Central Bank Notes (NBC)	926	2	928
Treasury Notes (NTN)	374	1	375
Others	73	(13)	60

Brazilian sovereign bonds	748	(14)	734

Foreign Goverments	84	-	84
American Treasury Notes	84	-	84

Corporate debt securities	2,796	(55)	2,741
Debentures	2,483	(36)	2,447
Eurobonds	116	(9)	107
Others	197	(10)	187

Bank debt securities	525	(7)	518
Eurobonds	387	(7)	380
Mortgage notes	108	-	108
Certificates of deposit	25	-	25
Others	5	-	5

Marketable equity securities	220	(29)	191

Mutual funds	169	-	169

Total	6,586	(128)	6,458
Tax credit		(44)
Total (-) tax credit		(84)

(1) Adjusted on Stockholders' Equity.

R$ million

Terms - Securities Available for Sale	Amortized Cost	Market Value
Up to 3 months	532	528
From 3 months to 1 year	1,322	1,306
From 1 to 3 years	1,406	1,412
From 3 to 5 years	1,845	1,801
From 5 to 15 years	989	961
Over 15 years	90	90
Indeterminate (1)	402	360
Total	6,586	6,458

(1) Mainly equities and funds.

Securities held to maturity are those that the institution has the intention and financial capacity to keep until maturity. They are accounted for at their acquisition cost plus interest earnings. The following tables show their balance on March 31 2003:

R$ million

Securities Held to Maturity	Amortized Cost
Federal government	5,560
Central Bank Notes (NBC)	2,222
Treasury Notes (NTN)	3,321
Others	17

Brazilian sovereign bonds	295

Corporate debt securities	375

Total	6,230

R$ million

Terms - Held to Maturity	Amortized Cost
Up to 3 months	774
From 3 months to 1 year	1,606
From 1 to 3 years	3,107
From 3 to 5 years	694
From 5 to 15 years	49
Total	6,230

The tables below show the structure of the portfolio of securities held to maturity for the periods shown:

Securities Held to Maturity	Balance on March 31, 2003 (R$ million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities balance at December 31, 2002, held abroad in US$	670	7.71	29
II. Securities held to maturity with third parties resources	-	-	-
a. Securities (indexed to US$)	5,544	10.29	17
Third parties resources (denominated in US$)	5.544	5.49	32
Annual spread	-	4.55	-
b. Other securities - indexed to IGP-M	16	20.32	30
Third parties resources	16	6.00	30
Annual spread	-	13.51	-
Total securities held to maturity	6,230	10.03	18

Securities Held to Maturity	Balance on December 31, 2002 (R$ million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities balance at December 31, 2002, held abroad in US$	710	8.02	32
II. Securities portfolio of acquired bank (indexed to US$)	1,102	10.34	12
III. Securities held to maturity with third parties resources
a. Securities (indexed to US$)	4,779	9.69	20
Third parties resources (denominated in US$)	4,779	5.55	41
Annual spread	-	3.92	-
b. Other securities - indexed to IGP-M	19	20.32	33
Third parties resources	19	6.00	33
Annual spread	-	13.51	-
Total securities held to maturity	6,610	9.73	20

Market value of such securities stood at R$6,042 million on March 31 2003. The average weighted spread of the portfolio financed through third party funds was 4.57% p.a. in March 2003, compared to a 3.97% p.a. spread in December 2002.

Loan Portfolio

The loan portfolio in March 2003, at R$25,991 million, decreased by 2.8% in the last 3 months and increased by 2.8% if compared to March 2002.

Unibanco’s loan portfolio by client, by segment and by business is shown as follows:

R$ million

Balance of Loans by Client Segment	Mar-03	Dec-02	Mar-02	Quarter Change (%)	Annual Change (%)
Total Corporate	17,204	18,049	16,335	-4.7	5.3
Large corporate	13,025	14,566	13,414	-10.6	-2.9
Middle market	1,592	1,159	901	37.4	76.7
Small companies	2,587	2,324	2,020	11.3	28.1

Total Individuals	8,787	8,702	8,949	1.0	-1.8
Multiple Bank and other companies	5,379	5,225	5,218	2.9	3.1
Fininvest and LuizaCred(1)	1,179	1,168	1,377	0.9	-14.4
InvestCred(1)	266	294	283	-9.5	-6.0
Credibanco / Credicard (2)	1,963	2,015	2,071	-2.6	-5.2

Total	25,991	26,751	25,284	-2.8	2.8

Wholesale Bank	14,756	15,564	14,105	-5.2	4.6
Private Banking	223	306	211	-27.1	5.7
Retail Bank	10,612	10,549	10,650	0.6	-0.4
Insurance	400	332	318	20.5	25.8

Total	25,991	26,751	25,284	-2.8	2.8

(1) 50% stake in LuizaCred and InvestCred.
(2) 33% stake in Credicard.

R$ million

Loan Portfolio, by Segment	Mar-03	Dec-02	Mar-02	Quarter Change (%)	Annual Change (%)
Commercial, industrial and other	12,444	12,773	11,585	-2.6	7.4
Import and export financing	3,507	3,955	3,360	-11.3	4.4
Agricultural loans	755	798	763	-5.4	-1.0
Subtotal 1	16,706	17,526	15,708	-4.7	6.4
Credit cards	2,442	2,619	2,825	-6.8	-13.6
Individuals	5,272	5,157	5,023	2.2	5.0
Leasing	495	541	741	-8.5	-33.2
Real estate loans	793	714	618	11.1	28.3
Subtotal 2	9,002	9,031	9,207	-0.3	-2.2
Subtotal lending, leasing and other credits	25,708	26,557	24,915	-3.2	3.2
Assignment of loans with co-obligation	-	-	37	-	-100.0
Co-obligation on credit card customer financing	283	194	332	45.9	-14.8
Subtotal off-balance	283	194	369	45.9	-23.3
Total Portfolio	25,991	26,751	25,284	-2.8	2.8

R$ million

Loans, By Segment and by Companies - March 2002	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Commercial, industrial and other	11,057	2	1,363	22	12,444
Import and export financing	3,507	-	-	-	3,507
Agricultural loans	755	-	-	-	755
Subtotal 1	15,319	2	1,363	22	16,706
Credit cards	-	1,675	-	767	2,442
Individuals	3,543	-	1,073	656	5,272
Leasing	9	-	486	-	495
Real estate loans	790	3	-	-	793
Subtotal 2	4,342	1,678	1,559	1,423	9,002
Subtotal loans	19,661	1,680	2,922	1,445	25,708
Co-obligation on credit card customer financing	-	283	-	-	283
Subtotal off-balance	-	283	-	-	283
Total portfolio	19,661	1,963	2,922	1,445	25,991

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Credibanco / Credicard: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

The Retail portfolio, including insurance, remained essentially unchanged when compared to March 2002 and rose 1.2% vs. December 2002. Since Retail loans are not indexed to foreign currency, they were not affected by the fluctuation in the currency.

The credit portfolio in the Wholesale segment, including Private Banking, posted a 4.6% growth relative to the previous year, whereas credit operations not pegged to the US dollar rose by 11.7% during the same period, largely due to growth of the working capital and BNDES/Finame onlending portfolios. The full Wholesale portfolio for the quarter dropped by 5.6%, essentially as a result of the appreciation of the real during the period.

Until December 2002, a client company was classified as “medium-sized” if its revenues ranged from R$25 million to R$80 million. As of March 2003, this segment started to include companies with annual revenues falling between R$40 million and R$150 million. Overall, the medium and large company portfolio fell by 7.0% this quarter, largely due to the revaluation of the real and the slack demand for credit.

Import and export financing fell by 11.3% this quarter, largely as a result of the revaluation of the real. Furthermore, even though international banks vigorously increased their supply of trade lines, costs and terms failed to attract corresponding demand during a quarter that was underscored by sluggish demand for credit in general.

Allowance for Loan Losses

At March of 2003, allowance for loan losses balance totaled R$1,458 million, down 2.5% when compared to March 2002.

These provisions were:

  R$527 million or 36.1% of the total, under Resolution 2682, related to overdue credits;

  R$760 million or 52.1% of the total, for the different levels of credit risk, under Resolution 2682, related to credits to mature;

  R$171 million, based on more conservative percentages than those required by the Regulatory Authority.

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments
AA	-	8,947	34.4	-	-	-	-	-
A	0.5	8,483	67.1	-	43	7	50	0.6
B	1.0	2,768	77.7	2	25	9	36	1.3
C	3.0	3,521	91.3	6	99	72	177	5.0
D	10.0	737	94.1	14	60	50	124	16.8
E	30.0	372	95.5	43	69	11	123	33.1
F	50.0	246	96.5	56	67	6	129	52.4
G	70.0	382	97.9	123	145	16	284	74.3
H	100.0	535	100.0	283	252	-	535	100.0
TOTAL		25,991		527	760	171	1,458
% of portfolio							5.6%

D-H rated loans, as a percentage of the total portfolio, posted a decrease of 0.3%, from 9.0% to 8.7% compared to the December 2002’s balance.

The 1Q03 coverage ratio of provisions to past-due credits in the D to H portfolio, improved significantly relative to the same period of the previous year to 112.4% from 95.1%.

The graph below shows the progress of the non-accrual portfolio (loans overdue for more than 60 days) relative to the total loan portfolio and the coverage ratio of these credits:

The following table shows the distribution of the credit portfolio and total provisions maintained by the Multiple Bank and by the consolidated subsidiaries and associated companies:

R$ million

Companies	Total Portfolio			Total Provisions			Total provisions to portfolio (%)
	Mar-03	Dec-02	Mar-02	Mar-03	Dec-02	Mar-02	Mar-03	Dec-02	Mar-02
Multiple Bank(1)	20,179	20,792	19,588	1,056	1,161	889	5.2	5.6	4.5
Subsidiaries and associated	5,812	5,959	5,696	402	430	607	6.9	7.2	10.7
Unibanco consolidated	25,991	26,751	25,284	1,458	1,591	1,496	5.6	5.9	5.9

(1) Includes the elimination of operations with subsidiaries and branches abroad

The following tables show loan portfolio classification and allowance for loan losses by company as of March 2003:

R$ million

Potfolio Classification, by Risk	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
AA	7,775	410	756	6	8,947
A	4,684	1,088	1,663	1,048	8,483
B	2,349	131	183	105	2,768
C	3,160	74	209	78	3,521
D	594	56	33	54	737
E	272	44	17	39	372
F	154	42	15	35	246
G	298	41	11	32	382
H	375	77	35	48	535
Total	19,661	1,963	2,922	1,445	25,991

R$ million

Provisions for Loans Losses, by Risk	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
AA	-	-	-	-	-
A	25	12	8	5	50
B	23	10	2	1	36
C	158	11	6	2	177
D	95	13	3	13	124
E	85	16	5	17	123
F	78	22	8	21	129
G	223	28	9	24	284
H	375	77	35	48	535
Total	1,062	189	76	131	1,458

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Credibanco / Credicard: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

Provisions for Loan Losses

Changes in provisions for loan losses and loan recoveries are shown in the following tables:

R$ million

Allowance for Loan Losses	1Q03	4Q02	1Q02	2002
Allowance for loan losses (opening balance)	1,591	1,900	1,538	1,538
Expense with provisions for loan losses	284	90	417	1,837
Required provision	320	335	455	1,801
Additional provision	(36)	(245)	(38)	36
Loan write-off	(417)	(399)	(459)	(1,784)
Allowance for loan losses (closing balance)	1,458	1,591	1,496	1,591

Loan recovery	83	99	79	394
Net write-off	(334)	(300)	(380)	(1,390)
Net write-off / Total loan portfolio (%)	1.3	1.1	1.5	5.2

R$ million

Alowance for Loan Losses by Company - 1Q03	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Allowance for loan losses (opening balance)	1,184	183	77	147	1,591
Expense with provisions for loan losses	96	83	18	87	284
Loan write-off	(218)	(77)	(19)	(103)	(417)
Allowance for loan losses (closing balance)	1,062	189	76	131	1,458

Loan recovery	37	34	3	9	83
Net write-off	(181)	(43)	(16)	(94)	(334)
Net write-off / Total loan portfolio (%)	0.9	2.2	0.5	6.5	1.3

R$ million

Allowance for Loan Losses by Company - 4Q02	Multiple Bank and Other Companies	Credibanco / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Allowance for loan losses (opening balance)	1,396	260	77	167	1,900
Expense with provisions for loan losses	(42)	41	2	89	90
Loan write-off	(170)	(118)	(2)	(109)	(399)
Allowance for loan losses (closing balance)	1,184	183	77	147	1,591

Loan recovery	51	34	1	13	99
Net write-off	(119)	(84)	(1)	(96)	(300)
Net write-off / Total loan portfolio (%)	0.6	4.2	-	6.4	1.1

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Credibanco / Credicard: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

Provision expenses decreased by 29.7% in 1Q03 relative to 1Q02, especially:

  at Fininvest, due to a more restrictive credit granting policy and a product mix change;

  at Credicard, impacted by the transfer of an affiliated member that started to manage their own portfolio; and

  at Credibanco-Cartão Unibanco, due to a more restrictive credit granting policy.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million

Funding Balance	Mar-03	Dec-02	Mar-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,257	47,584	35,290	-15.4	14.1
Total funds in foreign currency	16,201	15,104	10,485	7.3	54.5
Total funds	56,458	62,688	45,775	-9.9	23.3
Assets under management	19,691	18,384	20,856	7.1	-5.6
Total funds + assets under management	76,149	81,072	66,631	-6.1	14.3

In March 2003, Unibanco’s overall funding reached R$76,149 million, including R$19,691 million in funds under management, down 6.1% in the last 3 months in line with the industry performance, and up 14.3% over the past year. Total local and foreign funding increased by 23.3% Y-o-Y, to R$56,458 million, on March 31 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, impacted by the new mark-to-market rule for funds, reached the end of March 2003 with R$19,691 million in assets, a 5.6% drop Y-o-Y and a 7.1% growth when compared to December 2002 (see also Businesses Highlights – Wealth Management).

The following table shows the local currency funding:

R$ million

Total Funds in Local Currency	Mar-03	Dec-02	Mar-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,257	47,584	35,290	-15.4	14.1
Total deposits	23,445	24,100	18,184	-2.7	28.9
Demand deposits	1,823	2,450	1,797	-25.6	1.4
Savings deposits	5,247	5,491	4,575	-4.4	14.7
Interbank deposits	107	44	174	143.2	-38.5
Time deposits	16,268	16,115	11,638	0.9	39.8
Funds obtained in the open market	5,028	12,909	8,490	-61.1	-40.8
Debentures and mortgage notes	728	648	460	12.3	58.3
Local onlendings (BNDES funds)	4,802	4,917	4,274	-2.3	12.4
Subordinated Notes	235	222	-	5.9	-
Tech. provisions for insurance, capitaliz. and pension plans	3,353	2,997	2,472	11.9	35.6
Other	2,666	1,791	1,410	48.9	89.1

Local funding decreased by 15.4% when compared to December 2002, reaching R$40,257 million. It was heavily influenced by a drop in funds obtained in the open market. As mentioned previously in the Assets section, the drop in open market funding was due to the fact that Unibanco was not requested by the Central Bank to operate as a Dealer for the onlending of funds in March 2003, whereas in December 2002 the bank held R$8.0 billion for this purpose.

The balance of deposits (in local and foreign currencies) rose by 30.4% Y-o-Y, surpassing the market growth of 18.9% (according to Bacen preliminary data). Demand deposits increased by 15.4%, savings accounts by 17.1% and time deposits by 39.1% Y-o-Y. Both time and savings deposits rose primarily due to the migration from asset management funds caused by the introduction of new mark-to-market rules for funds in May 2002. The balance of deposits coupled with funds grew 11.7% over the last 12 months. Unibanco again improved its deposits to loans ratio from 77.5% in March 2002 to 97.9% in March 2003. Deposits increased by 30.4% Y-o-Y, whereas the credit portfolio increased by 3.2%.

In February 2003, the Central Bank once again raised the level of reserve requirements connected with demand deposits. The percentage of non-interest bearing mandatory deposits rose from 45% to 60%. It is estimated that in 2003 this change will have an impact of roughly R$66 million in revenues before taxes. On the same date, the Selic interest rate was increased from 25.5% to 26.5% p.a., which had a favorable impact, especially on revenues resulting from deposits.

The following graph shows the breakdown of deposits and funds by business:

The following table demonstrates the foreign currency funding:

R$ million

Total Funds in Foreign Currency	Mar-03	Dec-02	Mar-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	16,201	15,104	10,485	7.3	54.5
Total deposits	1,731	1,888	1,116	-8.3	55.1
Demand deposits	738	801	422	-7.9	74.9
Savings deposits	275	231	141	19.0	95.0
Interbank deposits	34	34	2	0.0	1600.0
Time deposits	684	822	551	-16.8	24.1
Funds obtained in the open market	853	897	654	-4.9	30.4
Local onlendings (BNDES funds)	364	415	273	-12.3	33.3
Foreign onlendings	234	-	-	-	-
Finance lines for exports and imports	3,773	4,097	2,912	-7.9	29.6
Eurobonds and commercial paper	4,006	3,067	2,936	30.6	36.4
Subordinated Notes	682	710	-	-3.9	-
Securitization	1,341	1,413	-	-5.1	-
Other	3,217	2,617	2,594	22.9	24.0

Funding in foreign currencies increased 7.3% and 54.5% in 1Q03 and Y-o-Y, respectively, totaling R$16,201 million at the end of March 2003.

In 2003, Unibanco issued seven Eurobonds in the international market to date. The last three were not included in the books for 1Q03. A factor that stood out during this period was the decreasing cost of these issues, mirroring the perception of sovereign risk. The funds resulting from these operations will be used to finance the bank’s clients in Brazil and abroad.

  The first placement of Eurobonds, in January 2003, amounting to US$100 million and maturing in January 2004, offers a 6.875% coupon per year, with half-yearly payments. The launch price was 99.881%, which generates a return to investors of 7% per year;

  The second, in February 2003, totaling €50 million, or roughly US$54 million, has a 6-month term. It offers a coupon of 6.75% per year which coupled with the launch price of 99.94% generates a return to investors of 6.875% per year, or equivalent to an effective US dollar rate of some 5.5% per year;

  The third one also took place in February 2003. It amounted to US$100 million, had a 9-month term, with payment falling due on November 26, 2003. This operation offered a coupon of 6% p.a. The launch price was 99.95%, providing investors with a 6.08% return per year;

  The fourth placement was in March 2003. It amounted to US$125 million, for a 6-month term, with payment falling due on September 17, 2003. This operation offers a coupon of 5% p.a. The launch price was 99.94%, providing investors with a 5.125% return per year;

  The fifth, in April 2003, totaled US$100 million. This operation, which has a 1-year term and a 99.76% launch price, provides investors with a 5.25% return per year and offers investor 175 bps less than the operation with a similar term launched earlier in the year;

  The sixth, which took place in early May 2003, amounted to US$75 million and had an 18-month term. The operation offers a coupon of 5.625% per year. The launch price was 99.752%, which provides investors with a return of 5.80% per year;

  The seventh, in May 2003, amounted to €75 million, or roughly US$86 million, has a 1 year term. It offers a coupon of 5.375% which coupled to its launch price of 99.76% generates a return to investors of 5.625% per year, or equivalent to an effective US dollar rate of some 4.57% per year.

Tax Credits

The balance of tax credits totaled R$2,652 million in March 2003, compared to R$2,760 in December 2002, representing a decrease of 3.9%. In order to accelerate the recovery of tax credits, Banco Bandeirantes incorporated Banco Credibanco-Cartão Unibanco operations on April, 30 2003. In the same day, it was renamed to Unicard – Banco Múltiplo S.A.

Capital Adequacy Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Impacts (%)	Quarter	12 months
BIS Ratio at the beginning of the period	15.7	13.8
Changes in risk weighted assets	0.1	-1.5
Changes in credit swap risk	0.1	-
Changes in market risk
Net foreign exchange exposure	-	0.9
Interest rates	-	0.1
Stockholders' equity growth	0.3	2.9
BIS Ratio on March 31, 2003	16.2	16.2

The BIS ratio stood at 16.2%, well above the minimum requirement of 11%.

The table below shows the breakdown between Tier I and Tier II capital in March 2003.

	Reference Equity (R$ Million)	BIS ratio (%)
Tier I	6,803	14.3
Tier II	905	1.9

Total	7,708	16.2

Performance Overview

Results

The operating income for the quarter at R$458 million, was up 17.1% when compared to the same period last year. The chief drivers of this growth were a 8.0% increase in service revenues, a moderate 4.5% growth in expenses and a reduction in provision expenses of 31.9%, especially at the consumer finance and credit card companies.

Revenues from financial intermediation in 1Q03 of R$2,843 million, rose 8.8% vs. the same period of last year. Both revenues and expenses from financial intermediation were mostly affected by the foreign exchange fluctuation in the period. Profit from financial intermediation, of R$1,149 million, increased by 7.0% Y-o-Y, due mainly to a drop in provisions for loan losses of 31.9% (see Provisions for Loan Losses). The average spreads from the Retail and Wholesale portfolios posted a slight increase in 1Q03 compared to 4Q02 and 1Q02. The net adjusted financial margin, considering the net impact on investments abroad, stood at 8.5% in 1Q03, as demonstrated in the following table:

R$ million

Financial Margin	1Q03	4Q02	1Q02	2002
Revenue from financial intermediation	2,843	1,753	2,614	14,071
Expenses on financial intermediation	(1,410)	(787)	(1,123)	(8,375)
Financial margin (before provision for loan losses) (a)	1,433	966	1,491	5,696
Provisions for loan losses	284	90	417	1,837
Financial margin (after provision for loan losses)	1,149	876	1,074	3,859

Total average assets (-) Fixed Assets (b)	69,321	70,949	53,757	62,021

Net Financial Margin (%) (a/b)	8.5	5.6	11.6	9.2

Investments abroad totaled R$3.3 billion and R$3.6 billion at the end of March 2003 and December 2002, respectively. The 1Q03 hedge effect improvement vs. the previous quarter was largely due to the lower cost of foreign exchange rate protection. As of 1Q03, hedging has been executed with the Bank’s own issues in the international capital market, at fixed costs and longer terms, while previously it was done with derivative instruments. Approximately 60% of these investments were kept hedged, as shown below:

R$ million

Managerial Impact on Investments Abroad	1Q03	4Q02	1Q02	2002
Exchange rate fluctuation on investments abroad	(200)	(363)	2	1,187
Hedge on investments abroad	135	40	26	(794)
Net impact	(65)	(323)	28	393

Opportunity cost (Interbank rate)	(188)	(113)	(95)	(433)

Managerial impact on investments abroad	(253)	(436)	(67)	(40)

During the last few months, a total of approximately US$320 million in foreign investments, was repatriated in the form of dividends or as a capital reduction, as shown below:

  US$ 100 million, in December 2002;

  US$ 100 million, in January 2003;

  US$ 120 million, in May 2003.

As a result, foreign investments amount to roughly US$900 million on this date.

The following chart shows main assets and liabilities in foreign and local currencies as well as the net foreign currency exposure for BIS calculation purposes:

R$ million

	March, 31, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	7,136	2,292	9,428
Marketable securities	7,775	10,759	18,534
Trading	3,369	2,113	5,482
Available for sale	4,026	2,432	6,458
Held to maturity	17	6,213	6,230
Derivative financial instruments	363	1	364
Interbank accounts	4,727	131	4,858
Net loans	18,555	5,695	24,250
Allowances for loan losses	(1,180)	(278)	(1,458)
Loans	19,735	5,973	25,708
Other assets	10,482	2,462	12,944
Total assets	48,675	21,339	70,014

Deposits	23,445	1,731	25,176
Securities sold under repurchase agreements (open market)	5,028	853	5,881
Resources from securities issued	728	4,006	4,734
Interbank accounts	701	45	746
Borrowings and onlending	5,066	5,578	10,644
Financial derivative instruments	353	4	357
Other liabilities	10,817	4,206	15,023
Minority interest	736	-	736
Stockholders' equity	6,717	-	6,717
Total liabilities	53,591	16,423	70,014

Off-balance sheet Notional values, net	(1,984)	(1,557)	(3,541)
Operations to mature (with no exposure risk), foreign strategic shareholders and others		(3,340)

Net exposure - BIS ratio		19

The following graph demonstrates net revenues by business:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million

Fees from Services Rendered	1Q03	4Q02	1Q02	2002
Banking fees and other fees and commissions	348	366	290	1,321
Credit Cards	238	287	251	1,052
Assets under management	60	60	57	243
Total fees from services rendered	646	713	598	2,616

In 1Q03 total fees amounted to R$646 million, a 8.0% increase and a 9.4% drop Y-o-Y and Q-o-Q, respectively. This drop was mainly due to seasonal reasons.

1Q03 banking fees, of R$348 million, grew by 20.0% over 1Q02. This growth was due to the increase in Unibanco’s customer base and in the client activation ratio as well as in the number of products per client.

Fee revenues from the credit card business reached R$238 million in 1Q03, a 17.1% drop compared to the previous quarter and down 5.2% Y-o-Y. This took place primarily as a result of the period’s seasonal effects and of the portfolio transfer of an affiliated member that started to manage their own portfolio in 4Q02.

The following graph shows the fee revenues vs. administrative and personnel expenses:

The percentage of personnel and administrative expenses covered by fees stood at 60.8% in 1Q03. This indicator has been improving consistently over the last few years, thanks to the cost reduction and organic growth programs. In 1Q03, the efficiency ratio stood at 59.0%.

Personnel and Administrative Expenses

The breakdown of Unibanco’s consolidated personnel and administrative expenses follows:

R$ million

Personnel and Administrative Expenses	1Q03	4Q02	1Q02	2002
Multiple Bank	667	671	643	2,663
Subsidiaries and associated	395	402	373	1,570
Total	1,062	1,073	1,016	4,233

1Q03 total personnel and administrative expenses increased R$46 million (4.5%) vs. 1Q02. Over 4Q02, total personnel and administrative expenses presented a R$11 million (1.0%) drop. The graph below demonstrates total expenses growth compared to IPC-A, illustrating the cost efficiency program:

Below is the breakdown of personnel expenses for the periods indicated:

R$ million

Personnel Expenses	1Q03	4Q02	1Q02	2002
Multiple Bank	285	295	278	1,169
Subsidiaries and associated	115	107	120	478
Total	400	402	398	1,647

1Q03 personnel expenses increased by R$2 million (0.5%) when compared to the same period last year. Compared to 4Q02, expenses posted a drop of R$2 million (0.5%).

At the Multiple Bank, in 1Q03, personnel expenses presented a R$7 million (2.5%) growth Y-o-Y. Strict cost control contributed to offset part of the impact of the 7.0% wage increase in September 2002, resulting from the collective bargaining agreement. Personnel expenses fell by R$10 million (3.4%) when compared to the previous quarter, due to the higher incidence of vacations in the period.

As for Unibanco’s main subsidiaries and associated companies, 1Q03 personnel expenses dropped by R$5 million (4.2%) over 1Q02, even considering the wage adjustment of the financial companies coupled with the organic growth of the businesses. This is the result of synergy gains, specifically at Fininvest, in which expenses already reflect the benefits of the operating process review. Expenses rose by R$8 million (7.5%) vs. 4Q02, due to a 10% wage increase from the January 2003 collective bargaining agreement in the Insurance Company and Tecban (24-Hour Bank).

The following table shows the administrative expenses breakdown:

R$ million

Administrative Expenses	1Q03	4Q02	1Q02	2002
Multiple Bank	382	376	365	1,494
Subsidiaries and associated	280	295	253	1,092
Total	662	671	618	2,586

1Q03 administrative expenses rose by R$44 million (7.1%) relative to the previous year, whereas in the quarter, expenses dropped by R$9 million (1.3%).

The Multiple Bank’s administrative expenses increased by R$17 million (4.7%) relative to 1Q02. This increase can be explained by a rise in the cost of leases, driven by the adjustment of contracts and the sale of real estate formerly owned by the company, in addition to higher cost of data transmission and processing services.

The subsidiaries and associated companies posted a R$27 million (10.7%) increase in administrative expenses, when compared to 1Q02, as per several actions taken aiming the companies’ business volume expansion:

  Credibanco (R$8 million): growth in expenses due to an increase in the portfolio of credit cards.

  Credicard (R$6 million): cost increase resulting from volume of operations in addition to brand reposition advertising campaigns;

  Fininvest (R$4 million): increase in expenses with outsourcing services due to new processes and headcount reduction;

  Seguros (R$4 million): opening of new offices;

  BWU - Blockbuster (R$4 million): opening of 13 new stores throughout 2002.

The subsidiaries and associated companies expenses dropped by R$15 million (5.1%) in 1Q03 vs. 4Q02, due to seasonal reasons.

Businesses Highlights

Retail Bank

Over the last years, the Retail Bank showed significant results of its organic growth strategy, resulting in an considerable growth of the client base and consolidated its approach to the low-income segment through the consumer finance companies. It also expanded the sale of products to its customer base substantially by making efficient use of CRM tools. These three areas of growth made a major contribution to one of the Financial Groups’ chief strategic objectives: scale gains.

The ContAtiva (“ActivAccount”) program stood out as a substantial achievement with 860,000 new bank accounts opened in 2002, and reaching in February 2003, the 3-year target of opening 1.8 million accounts originally scheduled for September 2003. This program’s purpose was to obtain customers with a monthly income higher than R$1,000.00 for the network under the Unibanco brand.

The success of the ContAtiva (“ActivAccount”) program led Unibanco to introduce a new and ambitious program in February 2003, ContAtiva 2, with a view to acquiring 3.6 million customers over 5 years, in line with the objective of pursuing the ongoing growth of our customer base. 174,000 new accounts were opened in 1Q03. By the end of the quarter, the institution had 5.7 million clients under the Unibanco brand, including retirees and investors in savings accounts. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), Unibanco’s total client base reached 12.4 million.

In March 2003, the average number of products per client stood at 5.7, as compared to 5.3 in March 2002, evidencing success in the application of statistical purchase intent tools and the offer of an adequate range of products for the different customer segments.

Unibanco and its associated companies Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas) reached the end of March 2003 with 12,056 points of service, as follows: 801 branches, 435 corporate-site branches, 74 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,142 Fininvest points of sales (retailers), 148 LuizaCred stores, 349 InvestCred stores and 1,998 Banco 24 Horas sites (ATMs).

Retail Bank’s funding (deposits and funds) increased to a R$18.4 billion balance in March 2003 from R$18.1 billion in December 2002.

Retail Bank Businesses

The following table shows the annualized ROAE and earnings, in 1Q03, of the main companies that contribute to the Retail Bank business. These companies are an integral part of the strategy of offering a wide range of financial services, and, through its consumer credit operations, covering all income segments.

R$ million

Companies / Business	Equity Stake (%)	Net Income	Average Equity	Annualized Return on Average Equity (%)
Credibanco - Cartão Unibanco	98.9	25	278	41.1
Credicard Group	33.3	132	480	164.3
Fininvest (1)	99.9	26	268	44.8
LuizaCred	50.0	4	29	67.7
Investcred	50.0	7	121	25.2
Dibens	51.0	9	153	25.7
Capitalization	100.0	21	351	26.2

(1) Adjusted net income.

Credit Cards

In the credit card segment, Unibanco operates through its subsidiary Credibanco – Cartão Unibanco, the credit cards segment of its subsidiary Fininvest, and its stake in the Credicard Group (Credicard, Redecard and Orbitall).

Credibanco – Cartão Unibanco (Unicard Banco Múltiplo S.A.)

Credibanco – Cartão Unibanco, recently renamed Unicard Banco Múltiplo S.A., posted total earnings at R$25 million in 1Q03 representing an annualized ROAE of 41.1%. The company’s credit card operations posted a net income of R$19 million in 1Q03, representing a growth of 26.7% vs. 1Q02. Other Credibanco operations generated net income of R$6 million.

The credit card billings of Credibanco - Cartão Unibanco, measured in terms of volume of purchases and drafts of its associates, reached R$1.3 billion in 1Q03, representing a growth of 18.9% vs. the same period of the previous year. In 1Q03, the average monthly financed volume was R$387 million, or 7.5% above 1Q02.

Credit cards fee revenues reached R$51 million in 1Q03, 24.4% above the 1Q02 figure. Financial intermediation revenues posted growth of 9% in the period, totaling R$133 million. The company continued to focus on activating cards and spurring an increase in the volume of transactions, which explains why revenues rose more than billings. At the end of 1Q03, the number of cards issued stood at 3.9 million, up 7.3% Y-o-Y.

Following are Credibanco – Cartão Unibanco main indicators:

R$ million

Business Information	1Q03	4Q02	1Q02	2002
Total credit cards (thousand)	3,903	3,853	3,638	3,853
Billings	1,254	1,525	1,055	4,822
Transactions (million)	17	18	15	64
Average monthly disbursements	387	367	360	366
Credit portfolio	914	915	846	915

R$ million

Financial Information	1Q03	4Q02	1Q02	2002
Fees	51	66	41	206
Profit from financial intermediation	133	125	122	475
Net income	25	37	24	125
Cartão Unibanco	19	33	15	92
Credibanco	6	4	9	33

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard and Orbitall –posted net income of R$132 million in 1Q03, a 8.3% drop vs. 1Q02. Billings of the Credicard group were R$8.6 billion in 1Q03, up 21.1% Y-o-Y. The group’s performance in 1Q03 is related to: growth in the volume of transactions; reductions in expenses with loan losses of 32.5% when compared to 1Q02; and the transfer of an important affiliated member who started to manage its own portfolio.

Fininvest

Fininvest, including LuizaCred, contributed with R$26 million to Unibanco's bottom line by the equity method in 1Q03, representing a 73.3% growth vs. 1Q02. Annualized ROAE stood at 44.8% in 1Q03. The good result was affected both by the change in the product mix and credit granting policies implemented since 2Q02, resulting in a 42.3% reduction of loan losses in 1Q03 when compared to the same period last year. The company, excluding LuizaCred, ended the period with R$1.1 billion in loans, 27.6% down relative to March 2002, 3.3 million active customers and 109 stores in the country’s main markets.

Fininvest’s administrative expenses amounted to R$95 million in 1Q03, posting a drop of 5.0% relative to 4Q02 and 9.5% vs. 1Q02 as a result of the restructuring and integration of activities with Unibanco’s other operations, specifically Credibanco – Cartão Unibanco and the technology and credit areas of the bank.

LuizaCred

LuizaCred consumer finance company, Fininvest’s subsidiary resulting from the Magazine Luiza partnership, reached a net income of R$4 million in the quarter in the same level of 4Q02 and up 33.3% Y-o-Y. Annualized ROAE stood at 67.7% in 1Q03. LuizaCred ended first quarter with 916,000 active customers, up 53.9% relative to 1Q02 and retraction of 16.7%, due to the seasonal effect of the business vs. 4Q02. Total assets stood at R$241.4 million, up 73% Y-o-Y. Loans reached R$216 million, a growth of 2.9% Q-o-Q and 71.4% Y-o-Y. The volume of financed sales increased by 26% when compared to 1Q02, reaching R$100.7 million.

InvestCred

Banco InvestCred Unibanco, Unibanco’s partnership with Globex – Ponto Frio, posted a net income of R$7 million in 1Q03, representing an increase of 20.7% relative to the same period last year. Annualized ROAE stood at 25.2%. At the end of 1Q03, the loan portfolio totaled R$532 million, down 6.0% and 9.5% vs. 1Q02 and 4Q02, respectively. The number of active customers reached 2.5 million in 1Q03.

Banco Dibens

Banco Dibens, an association with the Verdi Group targeting the financing of autos, trucks and buses, posted a net income of R$9 million in 1Q03, up 12.5% vs. 1Q02, representing an annualized ROAE of 25.7%. The bank ended the quarter with a R$1.2 billion loan portfolio, the same level posted in 1Q02.

Consortium

Unibanco-Rodobens and Consórcio Nacional Ford (CNF) financing companies sold, in 1Q03, 8,500 quotas, representing a growth of 36% when compared to 1Q02. The volume negotiated totaled approximately R$178 million in 1Q03, up 68% when compared to the same period of 2002.

Capitalization

Unibanco Capitalização ended 1Q03 posting sales of R$68 million, up 5.4% when compared to the same period last year. Administrative expenses totaled R$3 million representing a reduction of 15% vs. 1Q02, due to the integration of the company activities with Unibanco. Net income reached R$21 million in 1Q03, resulting in an annualized ROAE of 26.2%.

Banco1.net / Investshop

Banco1.net, whose focus of operation consists in offering financial products and services through high convenience channels (internet, telephone, courier, and Unibanco branches, among others), ended 1Q03 with R$39.3 million in loans and R$390 million in funds under management. The company posted a loss of R$2.0 million, but an improvement of 58% vs. 1Q02, influenced basically by the efficiency in the credit and collection cycle management, by the synergies resulting from the Investshop.com acquisition and by the implementation of streamlining measures during the period.

The Investshop Corretora brokerage house, a wholly owned subsidiary of Banco1.net, reached the end of 1Q03 with a total traded volume of R$888 million. It is the largest online broker operating with the São Paulo Stock Exchange (Bovespa) with a 16.9% market share.

Wholesale Bank

Unibanco seeks to be the Wholesale Bank of reference in Brazil in terms of financial services. Its operating strategy combines sector focus and closeness with the customer, associating the power of a major Wholesale Bank with the agility of an investment bank. With a customer coverage structure that joins sector intelligence, regional offices and presence in the main international financial centers, the Wholesale Bank currently services approximately 2,700 companies with sales over R$40 million and some 300 domestic and international institutional investors.

The Wholesale Bank ended 1Q03 with a R$14.98 billion credit portfolio, up 4.6% vs. March 2002, but down 5.6% relative to December 2002. The changes in credit portfolio were influenced by the foreign exchange appreciation of 5.1% during 1Q03. Non US$-indexed loans grew by 11.7% Y-o-Y.

Wholesale bank’s funding (deposits and funds) increased from a balance of R$26.2 billion in December 2002 to R$26.5 billion in March 2003.

As one of the main financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco ranked for the last three years among the top three banks (in 2002, Unibanco ranked first among private banks, with disbursements of R$1.3 billion). Currently the pipeline includes 25 projects at different stages of analysis, representing some R$500 million in disbursements. Highlights for the period also include the onlending of funds from IFC (International Finance Corporation) and DEG (Deutsche Investitions) for infrastructure projects totaling US$77 million in disbursements (approximately R$250 million).

In Capital Markets, even in an environment of weak demand for new corporate issues, Unibanco ranked second in terms of origination and distribution of fixed income, according to Anbid, the National Association of Investment Banks. It’s market share reached 15% both in origination and in distribution. Unibanco acted as lead manager in fixed income deals totaling R$1.6 billion, with highlight to CPFL Energia and Telesp Celular Participações.

In Project Finance, Unibanco’s ranked 1st in Financial Advisory Services (Anbid 2002) in terms of the number of completed projects. The chief 1Q03 highlight was the completion of a R$130 million financing program for the construction of the Ponte de Pedra hydroelectric power plant, for which Unibanco was the financial advisor and leader of the financial structure. Unibanco also took part in the R$12 million long-term financing program for the restructuring of the public transport service of the greater Goiânia region. The Project Finance pipeline comprises 27 projects in the oil and gas, steel, power generation, agribusiness, sanitation and transport areas, involving some R$6.6 billion in investments.

In Cash Management, some 81,000 customers made use of cash management services, such as payment and credit, in 1Q03. The quarter’s financial margin for cash management services rose by 12% vs. 1Q02, reaching some R$81.5 million.

Insurance and Private Pension Plans

The insurance and private pension funds business posted net income of R$90 million in 1Q03, up 76.5% over 1Q02 and an annualized ROAE of 32.1%. The strengthening of the operational cash flow, the marked-to-market of long-term securities and the higher interest rates during the period also contributed to this result, affecting positively the companies financial revenues.

1Q03’s total premiums amounted to some R$912.5 million, 48.9% above 1Q02. Such performance is mainly the result of a higher proportion of corporate policies sold during the period. Not only did the corporate segment perform extremely well, but the life-insurance segment also expanded significantly, thanks to the introduction of new products, such as the VGBL, and to direct marketing activities that helped to leverage products such as personal accident insurance and individual life insurance.

According to preliminary February 2003 data released by the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies rose one position in the ranking to 3rd in consolidated terms with a 8.5% market share.

Technical reserves amounted to R$3.1 billion at the end of the quarter, having risen by 34.8% relative to 1Q02 and 10.7% vs. 4Q02.

Insurance

R$ million

Consolidated Insurance Figures	1Q03	4Q02	1Q02	2002
Gross revenues / Net premiums written	618	427	449	1,795
Premiums earned	335	319	283	1,204
Industrial result	53	50	62	208
Personnel and administrative expenses	(52)	(50)	(48)	(190)
Taxes and others operational	(6)	(5)	(4)	(17)
Operational income	(5)	(5)	10	2
Financial income / Technical reserves	123	90	57	332
Income before taxes	118	85	67	334
Net income	90	62	51	254

Claim ratio (%) (1)	62.8	63.6	60.4	64.1
Combined ratio (%) (2)	101.4	101.4	96.6	99.8
Extended combined ratio (%) (3)	92.9	95.9	88.9	94.1

(1)	Claims / Premiuns
(2)	(Operating expenses + administrative expenses + selling expenses) / premiums earned.
(3)	(Operating expenses + administrative expenses + selling expenses) / (premiums earned + product financial income).

Net premiums written of R$618 million in 1Q03, were up 44.7% compared to previous quarter and 37.6% vs. 1Q02. The sale of corporate policies in the segments of power generation and distribution, transports and fire had a positive impact on 1Q03 results.

Consolidated Premium Written (%)
	1Q03	4Q02	1Q02	2002
Life	17.8	26.1	21.7	23.0
Health	4.0	5.3	4.2	4.7
Auto	17.7	29.7	26.4	27.3
Fire	28.1	15.0	20.6	19.3
Others (1)	32.4	23.9	27.1	25.7
Total	100.0	100.0	100.0	100.0
(1) Includes property, cargo, marine and other insurance.

According to the latest industry data, released by SUSEP in February, Unibanco AIG Seguros maintained the top position in the fire insurance ranking, with premiums of R$174 million, up 88.1% vs. 1Q02. The company also maintained its leadership in the segments of liability insurance for executive officers (D&O), extended warranties, international transport, aviation and petrochemical risks.

1Q03 insurance companies administrative expenses totaled R$52 million, up 8.3% Y-o-Y and 4% Q-o-Q, due mainly to the collective bargaining agreement of 10% in January 2003.

The combined ratio of the insurance companies in 1Q03 was 101.4% vs. the market projected average of 107%, based on preliminary figures from SUSEP up to February 2003. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes the financial revenues from technical reserves (extended combined ratio) reached 92.9% in 1Q03.

The insurance companies’ technical reserves reached R$825 million at the end of 1Q03, up 19.1% vs. 1Q02 and 5.6% over 4Q02.

Private Pension Plans

Unibanco AIG Previdência earned R$11 million in net income in 1Q03, up 8.7% Y-o-Y. 1Q03 gross sales revenues reached R$294 million, up 79.6% Y-o-Y and 27.3% Q-o-Q. Invoicing growth is connected with the good performance of the VGBL product introduced in March 2002, which totaled R$99 million in 1Q03, as well as new corporate accounts. Unibanco AIG Previdência ranked third in terms of VGBL sales during the year with 10.9% market share, according to the ANAPP February 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for February, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$147 million. The company services approximately 552,000 individual customers and 1,025 corporate clients.

In March 2003, technical reserves stood at R$2.3 billion, up 15% over 4Q02 and 45.6% Y-o-Y.

Wealth Management

The Wealth Management segment comprises Unibanco’s asset management business and private banking. This business not only tries to exploit the natural synergism between the two areas, but also represents a new concept of customer relations, focusing on advisory services and on the offer of high added value products and services.

Unibanco Asset Management – UAM ended 1Q03 with R$19.7 billion in assets under management, up 7.1% when compared to December 2002. Unibanco and Unibanco Asset Management took over the management and administration of the Pictet Modal investment funds in 1Q03. The acquisition involved 12 funds, the net equity of which amounted to some R$267 million.

As part of the process of expanding its product distribution network to less conventional channels, Unibanco Asset Management entered into a distribution agreement with the MaxBlue financial portal whereby UAM offers moderate and aggressive funds of its Unifund family through the portal.

UAM was granted the 2003 Top Manager – Equity award, among major banks. The award is granted by Standard & Poor’s in conjunction with the Valor Econômico financial newspaper and it takes into account the quality of processes, performance and above-average transparency. S&P bestows this award upon asset managers of several countries. In Brazil, the managers were split into two groups: large and specialists. The award was granted for three categories: fixed income, equity, and derivatives.

In Private Banking, total assets under management reached R$10.3 billion at the end of 1Q03, up 3.0% Q-o-Q, ranking among the largest Brazilian banks in this segment. This performance is the result of the broad range of differentiated services and products offered in the Brazilian market and in the main international investment markets.

Of the Private Banking funds under management, a total of R$2.6 billion concerns investments in funds and managed portfolios, accounting for a market share of 7.5% and a no. 3 ranking in this segment, according to ANBID data for March 2003.

A new differentiated fund, the Private Social Investment Fund, launched in 1Q03. This is the first social fund in the Brazilian market and it contributes part of its earnings for charitable organizations and projects.

Other Operational Highlights

Repurchase Program

Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. announced a repurchase program on February 13 2003. The program has a three-month period duration with the purpose of purchasing common and preferred shares issued by Unibanco as well as class B preferred shares issued by Unibanco Holdings to be held the as treasury stock for subsequent sale or cancellation, without reduction of the companies’ capital. The goal of the stock repurchase program is to invest Unibanco’s resources available from the “Revenue Reserve” account. Up to May 9, 2003, 228,000,000 Unibanco’s preferred shares, 137,925,000 Units and 372,900 GDSs (NYSE:UBB) were repurchased, at an average cost of R$40.91 for each preferred share, R$96.92 for the Units and US$13.77 for the GDSs. The volume repurchased, of approximately R$40 million represents 18.5% of the authorized limit to repurchase.

Unibanco and Unibanco Holdings’ General Meetings dated April 28 2003

The most relevant issues settled at the Unibanco Annual General Meetings on April 28 2003 were:

  Increasing the maximum number of elected bank officers to 122, so as to comply with the norm set forth in the Central Bank’s Circular Letter 3136, which establishes that all bank officers must be statutory.

  Reelection of Pedro Moreira Salles, Gabriel Jorge Ferreira, Tomas Tomislav Antonin Zinner and Israel Vainboim as Directors and the election of two external members, Pedro Sampaio Malan and Pedro Luiz Bodin de Moraes, the latter having been appointed by a minority shareholder.

Pedro Sampaio Malan, former president of the Brazilian Central Bank and former Minister of Finance will become a Vice-Chairman of the Board of Directors. Pedro Luiz Bodin de Moraes, former director of Monetary Policy of the Central Bank , CEO of the former Banco Icatu, and one of the main partners of the Icatu Group will hold the position of Director.

The Unibanco Board of Directors will therefore acquire the following structure:

  Chairman: Pedro Moreira Salles;

  Vice-chairmen: Gabriel Jorge Ferreira and Pedro Malan;

  Directors: Israel Vainboim, Tomas Zinner and Pedro Bodin de Moraes

In the Annual Unibanco Holdings’ General Meeting the following issue was settled:

  Permission to convert preferred class A shares into preferred class B shares, the latter regarded as equities enjoying greater liquidity, because they are included in the Holdings’ Units (UBBR11). The ratio of conversion of preferred class A shares into preferred class B shares will be one-to-one, at the shareholder’s discretion.

Technology and Internet

1Q03 investments in technology and systems infrastructure totaled R$34 million. The main investments were in mainframe hardware, operating optimization, and management information systems (MIS).

Unibanco’s Internet Banking user base continued to expand and reached more than 1 million users in March 2003, 40% above the number of users in March of last year (718,000). The number of transactions, in turn, reached the 7.5 million mark in March 2003, 45% above the number attained in the same month last year. The new version of the Internet Banking service for companies, introduced last year, already has more than 86,000 customers, including both those who previously relied on the Micro 30 Horas (30-Hour PC) service and new customers.

Unibanco continued to seek the improvement of its services. Highlights for this period are:

  Remodeling of the Unibanco.com investment section. The new section, which is part of the Internet 30-Hour service, offers a platform that integrates all the customer’s financial information. The customer can access his investment portfolio (funds, certificates of deposit and savings account) from a single page, as well as his current account balance, which makes it convenient and easier for the customer to manage his investments.

  Integration of the InvestShop and Internet 30-Hour service. Unibanco-UniClass, in association with InvestShop, started offering UniClass customers an online brokerage service. This site provides market monitoring tools and support channels, including online customer service. As a result, InvestShop has become the leading virtual broker according to the São Paulo Stock Exchange – Bovespa ranking.

Unibanco Pessoas (Human Resources)

In 1Q03, Unibanco hired some 931 professionals in addition to internal selection and recruitment processes aiming to create new opportunities and retain human talents. The group’s total staff, in March 2003, totaled 26,403 professionals.

Concerning training and development, in 1Q03, R$746,000 were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad. The chief novelty was the introduction of the “Click for Knowledge”intranet portal, whose purpose is to encourage learning at a distance and to strengthen the culture and organizational values, as well as self-development.

The results of the latest Employee Satisfaction Survey, carried out in December 2002, showed that 87% of the respondents were very satisfied with Unibanco. This reflects a 2 pp improvement vs. last year’s percentage. When we compare the change of all the indicators since the first survey, the progress achieved becomes even more evident. The percentage of contented employees rose by 18 pp from 1997 to 2002. Similarly, the number of professionals who are happy about the area they work in also improved substantially (from 63% in 1997 to 80% in 2002).

Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate on education. The renewed goal is to pursue projects directed at preparing the youth not only for the job market but also for a more pro-active citizenship role in society. Just as IMS became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Instituto Unibanco’s programs is Unibanco Ecologia (Unibanco Ecology). Since it was started 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field, implementing plant nurseries training centers and selective trash collection are examples of the type of initiative implemented by Unibanco Ecologia.

Other activities that were under the coordination of the Institute Unibanco in 1Q03 were:

  Alfabetização Solidária (Solidary Literacy Program): support was renewed for this program, whose objective is to fight illiteracy; it teaches both younger and older people and also tries to instill citizenship in them; it also focuses on helping those who are beyond the reach of the educational and cultural process to develop autonomy.

  Maré do Saber (Knowledge Tide) Project: an association between Instituto Unibanco, Fundação Roberto Marinho and Viva Rio (Long-live Rio), whose objective is to reintegrate young people aged 16 to 29 into school, by offering elementary schooling equivalency courses and courses with other contents, ranging from various competencies and skills to job market training. Through this initiative, Instituto Unibanco hopes it can help reduce social exclusion and arrest the surge of violence.

  Junior Achievement: this is an organization that fosters the integration of the corporate world and society at large through schools. Unibanco has partnered this organization since 1987, by providing it with financial support every year and maintaining representatives on the organization’s board of trustees and executive board, besides encouraging the bank’s professionals to do volunteer work for the program.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million

	Mar-03	Dec-02	Mar02	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,122	1,079	947	4.0	18.5
Interbank investments	8,306	15,505	3,823	-46.4	117.3
Marketable securities and financial derivatives instruments	18,534	18,378	17,835	0.8	3.9
Interbank accounts	4,858	4,081	2,958	19.0	64.2
Loan portfolio	25,708	26,557	24,915	-3.2	3.2
Allowance for loan losses	-1,458	-1,591	-1,496	-8.4	-2.5
Net loans	24,250	24,966	23,419	-2.9	3.5
Foreign exchange portfolio, except for ACC (1)	3,000	1,574	1,561	90.6	92.2
Negotiation and intermediation of securities	393	83	238	373.5	65.1
Investments	1,647	1,666	1,678	-1.1	-1.8
Fixed and leased assets	1,028	1,047	1,247	-1.8	-17.6
Deferred charges	683	676	632	1.0	8.1
Other assets	6,193	6,320	4,680	-2.0	32.3

Total assets	70,014	75,375	59,018	-7.1	18.6

LIABILITIES
Deposits	25,176	25,988	19,300	-3.1	30.4
Securities sold under repurchase agreements (open market)	5,881	13,806	9,144	-57.4	-35.7
Resources from securities issued	4,734	3,715	3,396	27.4	39.4
Interbank accounts	746	185	1,401	303.2	-46.8
Borrowings and onlendings in Brazil - Governmental agencies	10,644	11,064	9,190	-3.8	15.8
Financial derivatives instruments	357	466	127	-23.4	181.1
Technical provisions for insurance, capitalization and retirement plans	3,353	2,997	2,472	11.9	35.6
Foreign exchange portfolio (1)	3,606	2,020	1,912	78.5	88.6
Negotiation and intermediation of securities	449	126	186	256.3	141.4
Other liabilities	7,615	7,736	4,891	-1.6	55.7

Total liabilities	62,561	68,103	52,019	-8.1	20.3

Minority interest	736	713	698	3.2	5.4
Stockholder's equity	6,717	6,559	6,301	2.4	6.6

Stockholder's equity managed by parent company	7,453	7,272	6,999	2.5	6.5

Total liabilities + stockholders' equity	70,014	75,375	59,018	-7.1	18.6

(1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million

	1Q03	4Q02	1Q02	2002
Revenue from financial intermediation	2,843	1,753	2,614	14,071
Loan portfolio	1,770	1,577	1,685	7,888
Adjusted results from marketable securities	831	1	847	5,685
Leasing operations, foreign exchange transactions and compulsory deposits	242	175	82	498

Expenses on financial intermediation	-1,694	-877	-1,540	-10,212
Deposits and securities sold	-1,240	-691	-967	-7,306
Borrowings and onlendings	-170	-96	-156	-1,069
Provision for loan losses	-284	-90	-417	-1,837

Profit from financial intermediation	1,149	876	1,074	3,859

Other operating income (expenses)	-691	-654	-683	-2,776
Fees from services rendered	646	713	598	2,616
Insurance, pension plans and capitalization result (1)	-32	-46	47	44
Credit card selling expenses	-53	-72	-56	-245
Salaries, benefits, training and social security	-400	-402	-398	-1,647
Other administrative expenses	-662	-671	-618	-2,586
Other taxes	-157	-135	-164	-615
Equity in the results of associated companies	2	2	2	-12
Other operating income / Other operating expenses	-35	-43	-94	-331

Operating income	458	222	391	1,083
Non-operating income (expenses), net	10	30	-6	29
Income before taxes and profit sharing	468	252	385	1,112

Income tax and social contribution	-148	79	-78	216

Profit sharing	-56	-37	-57	-184

Net income before minority interest	264	294	250	1,144
Minority interest	-46	-28	-28	-134

Net Income	218	266	222	1,010
(1) Includes financial expenses of private pension plans
reserves:	1Q03 R$ (110)
4Q02 R$ (133)
1Q02 R$ (50)
12M02 R$ (298)

Unibanco’s full financial statements will be available on our website at www.unibanco.com.br, under Investor Relations – Financial Information –Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

1Q03 Conference Call will be held on May 13, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our site www.unibanco.com, Investor Relations option –Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.